# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fisher Wallace Laboratories Inc.
630 Flushing Avenue, Suite #104
Brooklyn, NY 11206
www.fisherwallace.com

Up to $1,899,991.44 in Class B Non-Voting Common Stock at $8.76
Minimum Target Amount: $9,995.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Fisher Wallace Laboratories Inc.
**Address:** 630 Flushing Avenue, Suite #104, Brooklyn, NY 11206
**State of Incorporation:** DE
**Date Incorporated:** August 23, 2019

## Terms:

**Equity**

**Offering Minimum:** $9,995.16 | 1,141 shares of Class B Non-Voting Common Stock
**Offering Maximum:** $1,899,991.44 | 216,894 shares of Class B Non-Voting Common Stock
**Type of Security Offered:** Class B Non-Voting Common Stock
**Purchase Price of Security Offered:** $8.76
**Minimum Investment Amount (per investor):** $499.32

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Time-Based:**

**Super Early Bird Bonus**

Invest within the first 72 hours and receive 10% bonus shares.

**Early Bird Bonus**

Invest within the first week and receive 5% bonus shares.

**Amount-Based:**

**$1,500+ | Tier 1**

Invest $1,500 and receive 2% bonus shares + a free device.

**$5,000+ | Tier 2**

Invest $5,000 and receive 5% bonus shares + a free device.

**$10,000+ | Tier 3**

Invest $10,000 and receive 10% bonus shares + a free device.

**$25,000+ | Tier 4**

Invest $25,000 and receive 15% bonus shares + a free device + a 30-minute zoom with

our CEO.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Fisher Wallace Laboratories Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.76 / share, you will receive 110 shares Class B Non-Voting Common Stock, meaning you'll own 110 shares for $876. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

### Summary

Fisher Wallace manufactures and markets transcranial alternating current stimulation ("tACS") medical devices, also known as Cranial Electrotherapy Stimulation devices, for the treatment of depression, anxiety and/or insomnia. Our flagship medical device, the Fisher Wallace Stimulator®, has been cleared by the FDA for the treatment of depression, anxiety and/or insomnia. We are currently developing Version 2.0 of our technology that is scheduled to be released in 2023 under a new brand name.

Our technology has been shown in published clinical studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes per treatment session and, in clinical trials and practice, the majority of patients experience durable symptom reduction within the first two weeks of treatment.

We believe the depression, anxiety and insomnia treatment markets are inadequately served by drug therapy and behavioral therapy which provide low to modest efficacy at high cost and side effect rate and require significant provider administration and patient engagement. We compete with these standards of care by offering an easy-to-use, low-risk, effective and affordable treatment option that may be prescribed via

telehealth and shipped directly to patients.

The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future. We sell our product directly through our website, www.fisherwallace.com, and to date have sold more than 80,000 devices, generating more than $30 million in lifetime revenue.

We have invested million of dollars in clinical research and product development over the past three years with the goal of obtaining new FDA Approval and Clearances to treat specific diagnosed conditions, as well as releasing a Version 2 device with improved industrial design in 2023. We are also developing our first mobile app to support our customers with symptom tracking, cognitive performance tracking, and talk therapy - these services also provide an opportunity for Fisher Wallace to generate significant recurring revenue.

**Government Regulation**

The Fisher Wallace Stimulator, previously branded the Liss Cranial Stimulator, has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the "FDA") for the treatment of depression, anxiety and insomnia. On December 20, 2019, FDA published a Final Order on the Federal Register that required Fisher Wallace Laboratories to perform additional clinical research for each indication and submit the results to FDA by the Agency's submission deadline in order to continue marketing the device for depression, anxiety and insomnia; additionally, the submissions could support changing the regulatory status of the device from "FDA-Cleared" to "FDA-Approved" should the Agency determine that our new depression safety and effectiveness data meets the requirements of Pre-Market Approval ("PMA"). After several submission deadline extensions granted as a result of the COVID-19 pandemic, the FDA provided an ultimate submission deadline of March 19, 2021, for anxiety and insomnia data, and December 11, 2022 for new depression data. Fisher Wallace submitted new anxiety and insomnia data by the March deadline, and is currently running a depression study to meet the December 2022 deadline.

We expect the FDA to render final Clearance and Approval decisions regarding our submissions by mid 2023. We have high confidence in obtaining new FDA-Clearance for the treatment of Generalized Anxiety Order at a minimum, but there is a possibility that the FDA ultimately does not accept our data and could deny Fisher Wallace the means to market its technology for the treatment of depression, anxiety and/or insomnia in the United States, and this would have a material adverse effect on our business.

**Intellectual Property**

Our flagship product, the Fisher Wallace Stimulator®, uses technology that was protected by a patent which has expired. We do not consider patent protection as strong a barrier to competition as regulatory clearance and approval, as the later

requires significant investments of time and money in clinical research. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including, Fisher Wallace Stimulator®, Circadia® and Kortex®, and their respective domain names, and we have filed new trademark applications for our Version 2 brand name in the US and Europe.

## Employees

We currently have 6 full-time employees and 6 part-time employees and intend to hire 2-3 additional full time employees in 2022. We also work with dozens of consultants and freelancers, allowing us to maintain a low full-time head-count.

## Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn, New York, where we lease 2100 square feet of office space under a 2-year lease for $ 7190 per month.

## Legal Proceedings

In 2021, a former email marketing freelancer filed a lawsuit against us in Small Claims Court in New York City seeking $4,305 in unpaid fees for marketing services provided to us. We believe these charges are fraudulent and replied to the Court on a timely basis. This claim is still ongoing. An online publication has also filed a claim in New York City civil court in 2022 seeking $20,000 in unpaid fees for online advertising. We believe these charges are also fraudulent and we are in the process of responding to the claim through our legal counsel. Aside from these two claims, we are currently not a party to or involved in any other litigation, and our management is not aware of any other pending or threatened legal actions.

### *Competitors and Industry*

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### *Current Stage and Roadmap*

Fisher Wallace is a growth stage company with more than $30 million in lifetime revenue. The company is investing in new clinical research, product development, marketing assets and talent to grow sales of its Version 1 product, obtain new FDA

Approval and Clearance, and ultimately release a world-class Version 2 product in 2023.

## The Team

### Officers and Directors

**Name:** Kelly Roman

Kelly Roman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  **Dates of Service:** March 12, 0019 - Present
  **Responsibilities:** Marketing, product development, regulatory affairs, fundraising, operations. $225,000 annual cash compensation plus health insurance coverage.

- **Position:** Director
  **Dates of Service:** June 27, 2019 - Present
  **Responsibilities:** Board member oversight.

**Name:** Charles Fisher

Charles Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  **Dates of Service:** February 01, 2019 - Present
  **Responsibilities:** General oversight with a focus on finance and manufacturing. This position is currently unpaid with the exception of health insurance coverage paid for by the company.

- **Position:** Director
  **Dates of Service:** August 27, 2009 - Present
  **Responsibilities:** Board member oversight.

- **Position:** Chief Financial Officer
  **Dates of Service:** August 23, 2019 - Present
  **Responsibilities:** Oversee finances of the Company.

- **Position:** Secretary
  **Dates of Service:** August 23, 2019 - Present
  **Responsibilities:** Corporate secretary

Other business experience in the past three years:

- **Employer:** Fisher Wallace Laboratories
  **Title:** President
  **Dates of Service:** December 29, 2006 - March 01, 2019
  **Responsibilities:** General oversight with a focus on finance and manufacturing.

**Name:** Simon Webster

Simon Webster's current primary role is with SHUFL Capital. Simon Webster currently services Quarterly Board Meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** December 22, 2021 - Present
  **Responsibilities:** Governance of the company as a member of the board. Simon does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** CPA Global
  **Title:** CEO
  **Dates of Service:** October 01, 2015 - March 01, 2021
  **Responsibilities:** CEO

Other business experience in the past three years:

- **Employer:** Jersey Bulls FC
  **Title:** Director
  **Dates of Service:** November 01, 2020 - Present
  **Responsibilities:** Corporate governance on the board.

Other business experience in the past three years:

- **Employer:** SHUFL Capital
  **Title:** Chief Executive Officer
  **Dates of Service:** March 01, 2021 - Present
  **Responsibilities:** Overall management and leadership of the business.

**Name:** Jennifer Wang

Jennifer Wang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  **Dates of Service:** March 01, 2022 - Present
  **Responsibilities:** Leads marketing efforts. Jennifer currently receives salary compensation of $200K per year. Jennifer will receive options at an option price to be set by a 409A valuation expected to be completed by the end of the quarter.

Other business experience in the past three years:

- **Employer:** Likeable Media
  **Title:** SVP Strategy
  **Dates of Service:** November 01, 2016 - February 28, 2022
  **Responsibilities:** In charge of client marketing strategy.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Class B Common Stock in the amount of up to $1,899,991 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our Version 2.0 device. Delays or cost overruns in the development of our Version 2.0 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell

product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shopify or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Shopify could harm our reputation and materially negatively impact our financial condition and business.

*Our financial statements include a going concern note.*
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

*We depend on certain key personnel and must attract and retain additional talent.*
Our future success depends on the efforts of key personnel and consultants, especially our co-founder, chief executive officer and director, Kelly Roman and our co-founder, chief financial officer, secretary and director, Charles A. Fisher. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.*

Our device has been legally marketed in the United States since 1990 when it obtained 510k clearance from the FDA for the treatment of depression, anxiety and insomnia. On December 20, 2019, the FDA published a Final Order on the Federal Register regarding the approval process for our device, which would transition the marketing status of the device from "FDA-Cleared" to "FDA-Approved." To obtain approval for our device for use in treating anxiety and/or insomnia, we must submit an amendment(s) to our 510k that includes clinical testing data by December 19, 2020. To obtain approval for our device for use in treating depression, we must submit a PMA application by June 19, 2020, that includes clinical data. The FDA may extend these deadlines due to the Covid-19 pandemic.

*A new version of our Simulator is still in prototype phase and might never be commercialized.*

While we have sold the Fisher Wallace Stimulator® commercially for more than a decade, we are currently developing new versions of our technology to lower the cost of manufacturing which may also feature a new industrial design and packaging, as well as a mobile app to enhance the patient experience and improve data analytics. We believe that with improved design and lower manufacturing costs, combined with an increased advertising and marketing budget and more aggressive pricing, our new products will be able to gain traction in the marketplace faster than our current products. If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize the new stimulator, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

*We depend on technology and advanced information systems, which may fail or be subject to disruption.*

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the

business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

*If we cannot raise sufficient funds, we may not succeed.*
Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

*The subscription agreement includes an exclusive venue provision.*
Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits

with respect to such claims, as investors may be compelled to travel to New York to prosecute or defend any claims involving us.

*We are not likely to pay cash dividends in the foreseeable future.*
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

*Our Class B Shares may be subject to registration under the Exchange Act.*
Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. Upon the closing of this offering, there may be over 2,000 holders of our Class B Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

*Foreign securities laws.*
Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

*The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.*
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*A new version of our Simulator is in development and will require additional capital to be commercialized.*
While we have sold the Fisher Wallace Stimulator® commercially for more than a decade, we are currently developing new versions of our technology to feature new industrial design and packaging, as well as a mobile app to enhance the patient experience and improve data analytics. We believe that with improved design, combined with additional clinical data and regulatory approval / clearance, our new products will be able to gain additional traction in the marketplace. If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize the new device, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

*If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.*

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

*If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.*
If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

*Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.*
There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

*Our officers and directors control substantially all of our voting shares.*
As of the date hereof, the officers and directors of the Company, control a majority of our Class A Common Stock. Therefore, subject to certain approval rights held by the holders of our Series Seed Preferred Stock, our officers and directors are able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

*Holders of our Class B Shares have no voting rights.*
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our

directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

*The holders of Series A Preferred Stock have a dividend preference.*
The Series Seed Preferred Stock has a liquidation preference equal to $2.7358 per share. We may not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this paragraph shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

*The holders of Series A Preferred Stock have a liquidation preference.*
The holders of Series Seed Preferred Stock have a liquidation preference equal to $2.7358 per share. Therefore, if we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series A Preferred Stock would receive $2.7358 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred Stock. There are currently 913,809 outstanding shares of Series Seed Preferred Stock. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred Stock would receive $2,500,000 prior to any distribution of assets to the common stockholders.

*Manufacturing and selling our products internationally may present risks.*
Certain components of our products are manufactured internationally, and specifically in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak in China may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

*We are subject to changes in foreign currency exchange rates.*
Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

*Natural disasters and other events beyond our control could materially adversely affect us.*
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home

policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

***Our intellectual property could be unenforceable or ineffective.***

The current version of the Fisher Wallace Stimulator® uses technology that was protected by a patent that has expired. As a result, the current version may be considered analogous to a generic medication, and is therefore vulnerable to competition from products that provide similar safety and effectiveness. We have filed a provisional patent application covering the new version of the stimulator; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

***As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.***

The Fisher Wallace Stimulator, previously branded the Liss Cranial Stimulator, has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the "FDA") for the treatment of depression, anxiety and insomnia. On December 20, 2019, FDA published a Final Order on the Federal Register that required Fisher Wallace Laboratories to perform additional clinical research for each indication and submit the results to FDA by the Agency's submission deadline in order to continue marketing the device for

depression, anxiety and insomnia; additionally, the submissions could support changing the regulatory status of the device from "FDA-Cleared" to "FDA-Approved" should the Agency determine that the data met the requirements of Pre-Market Approval ("PMA"). After several submission deadline extensions granted as a result of the COVID-19 pandemic, the FDA provided an ultimate submission deadline of March 19, 2021. Fisher Wallace met this deadline and submitted new clinical data for each indication.We expect the FDA to render a decision regarding our anxiety and insomnia submissions by 2023. The FDA reviewed the results of our depression study that was conducted during the pandemic and requested new data, and has extended a follow up study submission deadline to December 11, 2022. We have begun work on the new depression study and expect it to conclude by September 2022, well ahead of the December deadline. If all of our submissions are ultimately deemed inadequate by the FDA, and we are unable to submit any follow up data, we may no longer be able to market our device for depression, anxiety and/or insomnia in the United States and this could have a material adverse effect on our business.

*Our failure to comply with government regulations could adversely affect our business.*

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

*Risks of borrowing.*

We are indebted to Charles A. Fisher, our chairman, chief financial officer and secretary, for $576,525 in loans. Interest at a rate of 5% per annum commenced accruing on the loans on January 1, 2020. The loans have no set maturity dates, however, we have agreed to use 10% of the proceeds of any financings, up to a maximum required to pay this loan, to pay down such loans. In addition, we have various credit lines and loans and may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition. In addition, we currently finance our online marketing efforts using various lines of credit. If we were unable to maintain such credit, it would reduce our ability to market our product online and could have a material adverse impact on our business, financial condition, operating results and prospects.

*We store personally identifiable information of consumers which is subject to vast regulation.*

Some jurisdictions have enacted laws requiring companies to notify individuals of

data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

*Regulatory Risk*
The Company manufactures and markets medical devices that are regulated by the Food and Drug Administration. It is possible that our products will fail to maintain their current FDA Clearance or be granted new FDA Clearance or Approval for any number of reasons. If our products do not maintain their current FDA Clearance or are not granted new FDA Clearance or Approval, this could materially and adversely impact the value of your investment.

*The Company is currently involved in legal proceedings.*
In 2021, a former email marketing freelancer filed a lawsuit against us in Small Claims Court in New York City seeking $4,305 in unpaid fees for marketing services provided to us. We believe these charges are fraudulent and replied to the Court on a timely basis. This claim is still ongoing. An online publication has also filed a claim in New York City civil court in 2022 seeking $20,000 in unpaid fees for online advertising. We believe these charges are also fraudulent and we are in the process of responding to the claim through our legal counsel. Aside from these two claims, we are currently not a party to or involved in any other litigation, and our management is not aware of any other pending or threatened legal actions.

*We have existing intellectual property that we might not be able to protect properly.*
One of the Company's most valuable assets is its intellectual property. The Company

owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|

## The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 216,894 of Class B Non-Voting Common Stock.

***Class A Voting Common Stock***

The amount of security authorized is 7,100,000 with a total of 6,152,589 outstanding.

*Voting Rights*

One vote per share.

*Material Rights*

Subject to the liquidation and dividend preferences of the holders of Series Seed Preferred Stock, the Class A Common Stock and Class B Common Stock are entitled to share ratably in any dividend or liquidating distribution.

### Stock Options

There are 152,589 outstanding options to purchase Class A Common Stock, of which 68,096 options have an exercise price of $2.42 and the balance of which will have an exercise price based on a 409A valuation as of 12/31/21.

***Class B Non-Voting Common Stock***

The amount of security authorized is 2,350,000 with a total of 2,071,603 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Non-Voting Common Stock.

*Material Rights*

Subject to the liquidation and dividend preferences of the holders of Series Seed Preferred Stock, the Class A Common Stock and Class B Common Stock are entitled to share ratably in any dividend or liquidating distribution.

## Stock Options & Warrants

The total amount outstanding above includes:

There are 33,798 outstanding options to purchase Class B Common Stock, of which will have an exercise price based on a 409A valuation as of 12/31/21.

The only outstanding warrant is StartEngine's warrant to purchase 37,557 shares of Class B Common Stock.

### *Series Seed Preferred Stock*

The amount of security authorized is 913,809 with a total of 913,809 outstanding.

*Voting Rights*

One vote for each share of common stock into which the Series Seed Preferred Stock is convertible.

*Material Rights*

**Liquidiation Preference.**

In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a "Deemed Liquidation Event"), the holders of Series Seed Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Common Stock immediately prior to such liquidation, winding up or Deemed Liquidation Event) (the "Series Seed Liquidiation Amount"). The "Original Issue Price" is $2.7538, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price (See Anti-Dilution Adjustments below).

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

**Conversion**

Each share of Series Seed Preferred shall be automatically converted into Class A Common Stock at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred (the "Preferred Majority") consent to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the Company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the Company of not less than $50 million. The conversion price

applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price.

**Dividend Preference.**

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this paragraph shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

**Director Appointment Rights.**

The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) of the three directors of the Company (the "Series Seed Director").

**Protective Provisions.**

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Company may not do any of the following without the written consent or affirmative vote of a majority of the outstanding shares of Series Seed

Preferred Stock:

(1) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation;

(2) effect an initial public offering;

(3) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

(4) create, or authorize the creation of, or issue any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock or increase the authorized number of shares of any existing class, or create any new class or series of, capital stock, unless the same ranks junior to the Series Seed Preferred Stock;

(5) (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of such right, preference or privilege, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

(6) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other service providers or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) as approved by the Board of Directors, including the approval of the Series Seed Director;

(7) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course or unless such debt security, lien, security interest or other indebtedness has received the prior approval of the Board of Directors, including the approval of the Series Seed Director;

(8) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(9) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth; or

(10) any time during the 24-month period following the the last sale of Series Seed Preferred Stock amend the operating plan, in any material manner, required to be createed by the Company pursuant to the Series Seed Stock Purchase Agreement.

**Preemptive Rights**

The holders of Series Seed Preferred Stock have the right to participate in any future sales of securities by the Company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the Company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred and exercise of all authorized options).

**Right of First Refusal**

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the Company proposed to be transferred by any of the Company’s founding stockholders (the "Founding Stockholders").

**Tag Along Rights**

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the Company proposed to be transferred by Founding Stockholders, which would result in a Change of Control.

**Registration Rights**

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

**Information Rights**

Prior to a Qualified IPO, the Company shall provide to the Investor: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the

first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition eah holder of Series Seed Preferred Stock has the right to inspect the Company's properties, books and records.

#### Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Pursuant to a Side Letter Agreement entered into between the Company and the Series Seed Preferred holders, if as a result of shares sold in this Offering (and compensatory equity issued to StartEngine in connection with such shares), the Series Seed Preferred holders hold less than 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, the Company shall amend the Series Seed Purchase Agreement and its Certificate of Incorporation, to (a) adjust the (1) Series Seed Per Share Purchase Price, (2) the Series Seed Original Issue Price and (3) the Series Seed Conversion Price and (b) increase the number of authorized shares of Series Seed Preferred Stock, Common Stock and Class A Voting Common Stock, such that, after taking into account any shares of Common Stock sold in this Offering (and any compensatory equity issued to StartEngine in connection with such shares), the number of shares of Series Seed Preferred Stock issued to the Series Seed Preferred holders, and the number of shares of Class A Common Stock underlying the Series Seed Preferred Stock, equals a number of shares of Class A Common Stock that represents, on a fully diluted basis, 9.88% of the outstanding Common Stock of the Company, after giving effect to the shares sold in the Offering (and any compensatory equity issued to StartEngine in connection with such shares).

### What it means to be a minority holder

As a minority holder of our Class B Shares, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). If in the future, we issue securities at below the conversion price of the Series Seed Preferred Stock, or any other class of Preferred Stock we may issue in the future, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class A Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Class B Common Stock, through a decrease in their relative percentage ownership of us.

Pursuant to a Side Letter Agreement entered into between the Company and the Series Seed Preferred holders, if as a result of shares sold in this Offering (and compensatory equity issued to StartEngine in connection with such shares), the Series Seed Preferred holders hold less than 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, the Company shall amend the Series Seed Purchase Agreement and its Certificate of Incorporation, to (a) adjust the (1) Series Seed Per Share Purchase Price, (2) the Series Seed Original Issue Price and (3) the Series Seed Conversion Price and (b) increase the number of authorized shares of Series Seed Preferred Stock, Common Stock and Class A Voting Common Stock, such that, after taking into account any shares of Common Stock sold in this Offering (and any compensatory equity issued to StartEngine in connection with such shares), the number of shares of Series Seed Preferred Stock issued to the Series Seed Preferred holders, and the number of shares of Class A Common Stock underlying the Series Seed Preferred Stock, equals a number of shares of Class A Common Stock that represents, on a fully diluted basis, 9.88% of the outstanding Common Stock of the Company, after giving effect to the shares sold in the Offering (and any compensatory equity issued to StartEngine in connection with such shares). As a result, of the foreoging your ownership interest will be diluted.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.01
  **Number of Securities Sold:** 1
  **Use of proceeds:** Company Operations
  **Date:** August 12, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Class A Voting Stock
  **Type of security sold:** Equity
  **Final amount sold:** $599.99
  **Number of Securities Sold:** 5,999,999
  **Use of proceeds:** Company Operations. This was a rollover of assets from the LLC to the C-Corp.
  **Date:** September 12, 0019
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Class B Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,058,330.00
  **Number of Securities Sold:** 436,937
  **Use of proceeds:** Geneal operating capital.
  **Date:** March 31, 2020
  **Offering exemption relied upon:** Regulation CF

- **Name:** Class B Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $4,664,619.00
  **Number of Securities Sold:** 759,336
  **Use of proceeds:** General operating capital.
  **Date:** October 31, 2021

**Offering exemption relied upon:** Regulation A+

- **Name:** Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $2,500,000.00
  **Number of Securities Sold:** 913,809
  **Use of proceeds:** General working capital.
  **Date:** December 22, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

The Company has been engaged in clinical research and product development initiatives since 2019 that have cost more than the company generated in revenue from operations, therefore requiring outside sources of capital, namely, equity crowdfunding from 2019 - 2021 and venture capital from 2021 - 2022. We anticipate significant expenditure on research and development to conclude by the end of 2022, which, if revenue from operations (sales of Version 1) grow, will allow the company to be substantially profitable in 2023. In short, our goal is for profitability to occur in 2023.

**Comparison of 2019 v 2020 Financial Results**

**Revenue**

Net revenue increased from $3,864,705 in 2019 to $4,250,866 in 2020, a 9% increase. We believe our ability to maintain consistent revenue in the face of the extreme challenges of the pandemic in 2020 demonstrates that we have a durable, evergreen business.

**Cost of Marketing**

Cost of Marketing increased from $2,286,013 in 2019 to $3,161,001 in 2020, an increase of

38%. This increase is largely the result of marketing expenses associated with clinical trial recruitment - we used Google and Facebook advertising to recruit subjects for the three clinical trials we launched in 2020.

**Gross Margin**

Gross Margin increased from $2,917,211 in 2019 to $3,280,105 in 2020, an increase of 12%, largely a result of us migrating to a new contract manufacturer that lowered the cost of goods sold.

**Expenses**

General and Administrative Expenses increased from $1,068,617 in 2019 to $1,411,054 in 2020, an increase of 32%. This increase was largely a result of an increase in consulting fees related to our clinical trials, increases in staffing costs, legal fees associated with SEC compliance and clinical trials, finance charges for Shopify Capital, insurance costs associated with clinical trials, and shipping costs associated with the clinical trials.

**Historical results and cash flows:**

The Company is currently in both a growth and research and development stage company, and revenue-generating. We are of the opinion the historical cash flows will be indicative of the minimum revenue and cash flows expected in 2022 and beyond because we are optimizing and scaling our marketing operations for Version 1 and developing a Version 2 product, both of which we believe will grow revenue. Past cash was primarily generated through sales and equity capital raises. Our goal is to reach a $10M annual sales run rate by the end of 2022. Please note this is forward-looking information and refer to our risk factors.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of February, 2022, the Company has capital resources available in the form of a line of credit for $1 million from Google, a $200K credit line from Bing, recurring access to Shopify Capital advances against revenue that typically amount to one month of revenue, and $1,454,424 cash on hand (as of Feb 15, 2022).

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are not critical to support day-to-day

operations of the company, but are critical to support ongoing research and product development. We have other funds and capital resources available to support day-to-day operations.

### Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. The funds from this campaign are being used for research and product development, not day to day operations of the company. Of the total funds that our Company projects to accumulate in 2022, primarily through device sales, between 18% - 28% will be made up of funds raised from this crowdfunding campaign, if it raises its maximum funding goal.

### How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount ($10K), we anticipate the Company will be able to operate indefinitely, but will need to pause clinical research and product development initiatives until additional capital is raised. This is based on an average monthly burn rate in 2022 of approximately $250K for expenses related to clinical research and Version 2.0 product development. These expenses are projected to cease by the end of 2022. Following the Company's previous crowdfunding campaign which concluded in October 2021, the Company raised $2.5 million in venture capital funding, and generates millions of dollar every year in Version 1.0 product sales.

### How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely as well as fully fund clinical research and product development initiatives. This is based on an average monthly burn rate in 2022 of approximately $250K for expenses related to clinical research and Version 2.0 product development. These expenses are projected to cease by 2023. Following the Company's previous crowdfunding campaign which concluded in October 2021, the Company raised $2.5 million in venture capital funding, and generates millions of dollar every year in Version 1.0 product sales.

### Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital, which would be pursued if this crowdfunding campaign does not generate sufficient captal to fund clinical research and product development initiatives.

## Indebtedness

- **Creditor:** Charles Fisher
  **Amount Owed:** $576,525.00
  **Interest Rate:** 5.0%
  The company has agreed to begin repayment in April, 2022 at $20,000 per month but has the option to defer repayment if needed.

- **Creditor:** American Express
  **Amount Owed:** $50,371.96
  **Interest Rate:** 0.0%

- **Creditor:** Facebook
  **Amount Owed:** $298,974.48
  **Interest Rate:** 0.0%
  $5K per week payment

- **Creditor:** Clearbanc
  **Amount Owed:** $137,674.75
  **Interest Rate:** 0.0%
  $20K per month payment

- **Creditor:** Charles Fisher
  **Amount Owed:** $43,891.00
  **Interest Rate:** 0.0%

## Related Party Transactions

- **Name of Entity:** Charles A. Fisher
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** The Company has loans from Charles Fisher to secure working capital amounting to $620,416 as of December 31, 2020. $576,525 of these loans bear 5% interest per annum starting January 1, 2020 and has no fixed maturity; the remainder of the loan bears 0% interest and has no fixed maturity. The Company intends to repay these loans when prudent for the long-term health of the Company. As of and for the year ended December 31, 2020, the Company recognized and accrued interest of $28,826.
  **Material Terms:** The company has agreed to begin repayment in April, 2022 at $20,000 per month but has the option to defer repayment if needed.

## Valuation

**Pre-Money Valuation:** $80,048,888.76

**Valuation Details:**

We determined our pre-money valuation through a comparison with Talkspace, a mental health treatment platform. TalkSpace went public on June 23, 2021 at a $1.4 billion valuation with 46,000 active users and ended its first day of trading on Nasdaq at a share price higher than its offering price. Talkspace went public without being profitable, burdened by its high cost of customer acquisition. The average Talkspace acitve user generated over $2700 per year in revenue; a 30 minute talk therapy session on the platform costs approximately $125.

Fisher Wallace is developing an app that will offer talk therapy to our customers who have already been acquired through hardware sales. Therefore, converting a hardware customer to a talk therapy customer should not require significant additional cost of acquisition - we can market talk therapy to our customers through the app they are already using in connection with our hardware. Today Fisher Wallace Laboratories has approximately 64,000 customers who we consider "active users" as they have not returned their device for a refund. This number will grow as we sell more devices. An $80 million valuation assigns a value to each current active user of Fisher Wallace of approximately $1250.

We launched our previous crowdfunding round, a Reg A+ campaign, at a $40M valuation before we completed the clinical research we conducted during the pandemic. As a result of that research, we obtained a statisticaly signficant separation in one of the trials between sham and active arms which provides a reasonable chance of, but not assurance of, a new FDA-Clearance. We believe this successful research contributes between $25 million - $35 million to our enterprise value. We also raised $4.7 million from the Reg A+ campaign and, subsequently, $2.5 million from SHUFL Capital. Our revenue also increased from 2019 to 2020, demonstrating resiliency to the pandemic, which we believe also increases the value of the enterprise.

Citations:

https://www.fiercehealthcare.com/tech/talkspace-to-go-public-1-4b-deal-blank-check-firm

https://bhbusiness.com/2021/06/23/talkspace-makes-public-debut-on-nasdaq/

*The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock*

*plan are issued. The Company does not have any current outstanding convertible securities.*

### Use of Proceeds

If we raise the Target Offering Amount of $9,995.16 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  0.0%

- *Research & Development*
  96.5%
  The funds will be used to support the costs of clinical trials and product development.

If we raise the over allotment amount of $1,899,991.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  0.0%

- *Research & Development*
  96.5%
  Proceeds will be used to fund clinical trials and Version 2 product development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.fisherwallace.com (https://www.fisherwallace.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/fisherwallace

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fisher Wallace Laboratories Inc.

*[See attached]*

# Fisher Wallace Laboratories, Inc.
**(Delaware Corporation)**

Consolidated Financial Statements

December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

## INDEPENDENT AUDITOR'S REPORT

April 19, 2021

To: Board of Directors, Fisher Wallace Laboratories, Inc.

Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

# FISHER WALLACE LABORATORIES, INC.

## TABLE OF CONTENTS

# FISHER WALLACE LABORATORIES, INC.
## CONSOLIDATED BALANCE SHEETS
**See independent auditor's report**
**As of December 31, 2020 and 2019**

| | 2020 | 2019 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash in banks | $ 695,749 | $ 339,584 |
| Accounts receivable | 2,302 | 30,560 |
| Inventories | 141,900 | 6,709 |
| Other current assets | 13,408 | 14,025 |
| Total Current Assets | 853,359 | 390,878 |
| **TOTAL ASSETS** | **$ 853,359** | **$ 390,878** |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| Current Liabilities: | | |
| Accounts payable | $ 331,358 | $ 76,425 |
| Accrued expenses | 37,174 | - |
| Loans payable, net of unamortized discount | 704,412 | - |
| Other current liabilities | 369 | 35,729 |
| Total Current Liabilities | 1,073,313 | 112,154 |
| Non-Current Liabilities: | | |
| Due to related party | 620,416 | 625,525 |
| Loans payable, net of current portion | 20,710 | - |
| Total Non-Current Liabilities | 641,126 | 625,525 |
| Total Liabilities | 1,714,439 | 737,679 |
| Stockholders' Deficit: | | |
| Class A common stock, $0.0001 par value, 8,000,000 authorized, 6,000,000 shares issued and outstanding as of December 31, 2020 and 2019 | 600 | 600 |
| Class B common stock, $0.0001 par, 2,200,000 and 2,000,000 authorized, 593,118 and 204,538 shares issued and outstanding as of December 31, 2020 and 2019, all respectively | 59 | 20 |
| Additional paid-in capital | 2,027,032 | 658,713 |
| Class B common stock subscriptions receivable | (127,293) | (68,388) |
| Accumulated deficit | (2,761,478) | (937,746) |
| Total Stockholders' Deficit | (861,080) | (346,801) |
| **TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT** | **$ 853,359** | **$ 390,878** |

See accompanying notes, which are an integral part of these consolidated financial statements.

## FISHER WALLACE LABORATORIES, INC.
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**See independent auditor's report**
**For the years ended December 31, 2020 and 2019**

| | 2020 | 2019 |
|---|---|---|
| Net sales | $ 4,250,866 | $ 3,864,706 |
| Cost of goods sold | 970,761 | 947,495 |
| Gross profit | 3,280,105 | 2,917,211 |
| | | |
| Operating expenses: | | |
| Advertising and marketing | 3,261,001 | 2,386,013 |
| General and administrative expenses | 1,411,054 | 1,068,617 |
| Research and development | 349,626 | - |
| Total Operating Expenses | 5,021,681 | 3,454,630 |
| | | |
| Loss from operations | (1,741,576) | (537,419) |
| | | |
| Other income (expense): | | |
| Interest expense | (80,559) | (5,637) |
| | | |
| Provision for income tax | 1,597 | - |
| | | |
| **Net Loss** | **$ (1,823,732)** | **$ (543,056)** |
| | | |
| Weighted-average vested common stock outstanding | | |
| Basic and diluted | 6,346,768 | - |
| | | |
| Net loss per share | | |
| Basic and diluted | $ (0.29) | $ - |

See accompanying notes, which are an integral part of these consolidated financial statements.

# FISHER WALLACE LABORATORIES, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'/MEMBERS' DEFICIT
### See independent auditor's report
### For the years ended December 31, 2020 and 2019

| | Fisher Wallace Laboratories LLC | Fisher Wallace Laboratories, Inc | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Membership Interest | Class A - Common Stock Shares | Class A - Common Stock Amount | Class B - Common Stock Shares | Class B - Common Stock Amount | Additional Paid-In Capital | Subscriptions Receivable | Accumulated Deficit | Total Stockholders'/ Members' Deficit |
| Balance as of December 31, 2018 (as audited) | $ (142,100) | - | $ - | - | $ - | $ - | $ - | $ - | $ (142,100) |
| Net income (loss) | (517,063) | - | - | - | - | - | - | (25,993) | (543,056) |
| Conversion to corporation | 659,163 | 6,000,000 | 600 | - | - | 169,403 | - | (911,753) | (82,587) |
| Issuance of Class B common stock from reg CF offering | - | - | - | 204,538 | 20 | 489,310 | (68,388) | - | 420,942 |
| **Balance at December 31, 2019** | **$ -** | **6,000,000** | **$ 600** | **204,538** | **$ 20** | **$ 658,713** | **$ (68,388)** | **$ (937,746)** | **$ (346,801)** |
| Issuance of Class B common stock from reg CF offering | - | - | - | 232,399 | 23 | 660,515 | 68,388 | - | 728,926 |
| Issuance of Class B common stock from reg A offering | - | - | - | 156,181 | 16 | 973,437 | (127,293) | - | 846,160 |
| Offering costs | - | - | - | - | - | (265,633) | - | - | - 265,633 |
| Net income (loss) | - | - | - | - | - | - | - | (1,823,732) | (1,823,732) |
| **Balance at December 31, 2020** | **$ -** | **6,000,000** | **$ 600** | **593,118** | **$ 59** | **$ 2,027,032** | **$ (127,293)** | **$ (2,761,478)** | **$ (861,080)** |

See accompanying notes, which are an integral part of these consolidated financial statements.

# FISHER WALLACE LABORATORIES, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
**See independent auditor's report**
**For the years ended December 31, 2020 and 2019**

| | | 2020 | | 2019 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | | | | |
| Net loss | $ | (1,823,732) | $ | (543,056) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Amortization of intangible assets | | - | | 342 |
| Changes in operating assets and liabilities: | | | | |
| (Increase)/decrease in accounts receivable | | 28,258 | | (23,902) |
| (Increase)/decrease in inventories | | (135,191) | | 13,124 |
| (Increase)/decrease in other current assets | | 617 | | (14,025) |
| Increase/(decrease) in accounts payable | | 254,933 | | (47,431) |
| Increase/(decrease) in accrued expenses | | 37,174 | | - |
| Increase/(decrease) in other current liabilities | | (35,360) | | - |
| Increase/(decrease) in due to related party | | (5,109) | | - |
| Net cash used in operating activities | | (1,678,410) | | (614,948) |
| **Cash Flows from Financing Activities** | | | | |
| Proceeds from loans | | 1,288,182 | | 456,600 |
| Payments of loans | | (563,060) | | - |
| LLC asset contributions | | - | | (82,587) |
| Proceeds from issuance of class B common stock | | 1,575,087 | | 420,942 |
| Offering costs | | (265,633) | | - |
| Net cash provided by financing activities | | 2,034,575 | | 794,955 |
| Net increase in cash in banks | | 356,165 | | 180,007 |
| Cash in banks at beginning of period | | 339,584 | | 159,577 |
| **Cash in banks at end of period** | **$** | **695,749** | **$** | **339,584** |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid for interest | $ | 7,685 | $ | 5,637 |
| Cash paid for income taxes | $ | 1,597 | $ | - |

See accompanying notes, which are an integral part of these consolidated financial statements.

## NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the "Company"), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the "LLC"), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company's Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company's headquarters are located in New York, NY.

The Company manufactures (through a subcontractor in New Jersey) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980's, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the

accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company's cash balances exceeded federally insured limits by $423,732 and $74,066, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2020 and 2019.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2020 and 2019, the Company's inventory balances amounting to $141,900 and $6,709, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2020 and 2019.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company's patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company's commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from

the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, PayPal fees.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. The Company has a net operating loss carryforward of $1,857,860 and $34,128 as of December 31, 2020 and 2019, respectively, resulting to deferred tax asset of $485,552 and $8,919 as of December 31, 2020 and 2019,

respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2039, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero.
The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As of December 31, 2020 and 2019, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

## NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $1,823,732 and $543,056 for the years ended December 31, 2020 and 2019, respectively, and has accumulated deficit of $2,761,478 as of December 31, 2020. The Company has not yet generated significant revenues and has negative cash flows from operating activities of $1,678,410 and $614,948 for the years ended December 31, 2020 and 2019, respectively. In addition, the Company faces significant economic uncertainty due to the COVID-19 pandemic and associated economic slowdown.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: DEBT INSTRUMENTS

The Company's loans payable as of December 31, 2020 consist of:

| | | |
|---|---|---|
| Shopify loans | $ | 351,940 |
| Clearbanc loan | | 325,000 |
| PPP loan – current portion | | 27,472 |
| Loans Payable – current portion | | 704,412 |
| Noncurrent portion of PPP loan | | 20,710 |
| Loans payable | $ | 725,124 |

Shopify Loans

In March 2020, the Company entered into accounts receivable loan agreement with Shopify Capital, Inc. Under this agreement, the Company received $195,000 and assigned $206,700 of Company's future receivables. The daily payment is 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company repaid this loan in full and incurred $11,700 interest expense for the year ended December 31, 2020.

On June 29, 2020, the Company entered into another accounts receivable loan agreement with Shopify Capital, Inc. Under this agreement, the Company received $310,000 and assigned $334,800 of Company's future receivables. The daily payment is 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The loan has been fully repaid in 2020 and recognized interest expense of $24,800 for the year ended December 31, 2020.

The Company had new accounts receivable loan agreement with Shopify Capital, Inc. on October 29, 2020. Under this agreement, the Company received $410,000 and assigned $463,300 of Company's future receivables. The daily payment is 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company recorded discount on this loan amounting to $53,300, to be amortized to interest expense over the life of the loan. The Company's SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $351,940 and $45,752, respectively. Interest expense recognized on this loan amounted to $7,548 for the year ended December 31, 2020.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company's bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company's future receivables which is due for payment to Clearbanc based on 20% of Company's future receivables collected on a daily basis. The loan is not

subject to any collateral. The Company recorded discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $325,000 and $39,000, respectively.

PPP Loan
In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and expects to receive the approval subsequent to December 31, 2020.

## NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

LLC Membership Interests

Through September 2019, Fisher Wallace Laboratories LLC was a limited liabilities company with its interests denoted as Class A and Class B membership units. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Stockholder's Equity

On August 23, 2019, Fisher Wallace Laboratories, Inc., a Delaware corporation was formed. Fisher Wallace Laboratories, Inc. authorized 10,000,000 shares of common stock. These shares have been divided into 8,000,000 Class A Voting Common Stock, $0.0001 par value per share and 2,000,000 Class B Non-Voting Common Stock, $0.0001 par value per share.

On March 28, 2020, the Company amended its certificate of incorporation to increase its authorized common stock to 10,200,000, consisting of 8,000,000 Class A voting common stock, $0.0001 par value per share and 2,200,000 Class B non-voting common stock, $0.0001 par value per share.

As discussed in Note 1, the members of LLC Company agreed to exchange 100% of their membership interests in LL Company for 6,000,000 shares of Class A Common Stock in exchange for substantially all the assets and liabilities of LLC in September 2019. LLC owns all of Class A Common Stock of the Company, which are the only voting shares. LLC is being controlled by Charles A. Fisher, chief financial officer, secretary and a director.

During the year ended December 31, 2019, the Company executed an offering under Regulation CF through StartEngine platform and has issued 204,538 shares of Class B Common Stock in exchange for $489,330, of which $68,388 remained receivable from the subscribing shareholders as of December 31, 2019 and received during the year ended December 31, 2020. For the year ended December 31, 2020, an additional 232,399 shares of Class B Common Stock were issued for total

gross proceeds of $660,515 and incurred offering costs of $149,066. The holders of Class B Common Stock issued in the Regulation CF campaign have no voting rights but are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

On September 2, 2020, the Company undertook another stock offering under Regulation A for up to 1,610,305 shares of Class B Common Stock, plus up to 64,412 additional bonus shares, at $6.21 per share, for a maximum gross offering of $10,399,999. The Company is conducting this offering through StartEngine, who is entitled to a 7% cash commission as well as warrants to purchase up to 5% of the securities issued in the offering. As of December 31, 2020, the Company accumulated total gross proceeds of $973,437 and incurred total offering costs of $116,567 for 156,181 shares of Class B Common Stock at $6.21 per share. Committed subscriptions not yet received as of December 31, 2020 amounted to $127,293 and are recognized as subscriptions receivable in the consolidated balance sheets.

## NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $620,416 and $625,525 as of December 31, 2020 and 2019, respectively. These loans bear 5% interest per annum starting January 1, 2020 and have no fixed maturity. The Company intends to repay these loans when prudent for the long-term health of the Company. As of and for the year ended December 31, 2020, the Company recognized and accrued interest of $28,826.

## NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a new lease agreement with K and P Studios LLC for its office starting May 1, 2020 and on month-to-month lease for a monthly rent of $1,700.

Total rent expense recognized for the years ended December 31, 2020 and 2019 amounted to $41,008 and $68,169, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a

material adverse effect on its business, financial condition or results of operations.

## NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 9: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 19, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Fisher Wallace Laboratories

Prescription Wearables For Mental Health


prescription wearables for mental health
Fisher Wallace Laboratories

Website | Brooklyn, NY | HEALTH TECH

Fisher Wallace manufactures and markets prescription-only brain stimulation wearables that have been cleared by the FDA to treat depression, anxiety, and insomnia. The technology comfortably stimulates the brain to produce serotonin, lower cortisol, and modulate brain activity. The company is VC-backed and led by CEO Kelly Roman, who has helped pioneer the category since 2009.

**$0.00** raised

**$5,770,278** previously crowdfunded

| | |
|---|---|
| 0<br>Investors | $80M<br>Valuation |
| $8.76<br>Price per Share | $497.88<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.9M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

## Reasons to Invest

- Over $30 million in lifetime net revenue and 80,000 sales of Version 1 device; Version 2 designed by Eric Fields (Beats, Nest) and engineered by Alloy Product Development (Beats, Microsoft) for release in 2023.
- Currently FDA-Cleared and pursuing new FDA-Approval for the treatment of Major Depressive Disorder.
- $5.7 million raised previously on StartEngine, and $2.5 million raised from VC firm SHUFL Capital.

OVERVIEW

## Meet Fisher Wallace: developing a new standard of care



## Prescription-only technology that's redefining mental health treatment

**These products are currently under development and not yet available on the market.*

The brain is an electrical system, and through patented technology, Fisher Wallace has developed a wearable device that electrically stimulates the brain to treat psychiatric disorders without causing serious side effects. The company's first prescription medical device, the Fisher Wallace Stimulator®, was cleared by the FDA to treat depression, anxiety and insomnia and has been purchased by over 80,000 patients.

In a groundbreaking bipolar depression study conducted at Mount Sinai Beth Israel Hospital in 2015, subjects who used an active Fisher Wallace device experienced durable symptom relief, while subjects who used a placebo device returned to baseline.


CLINICAL TRIAL ON DEPRESSION
Treatment of Bipolar II Depression
Clinical Trial Conducted at Mount Sinai Hospital
Baseline
Week 1
Week 2
0
Change in Depression Index
-14
Placebo Group
Active Group

The company then conducted a large-scale clinical trial in 2020-2021 to obtain new FDA-Clearance for Generalized Anxiety Disorder and is conducting a depression study in 2022 to apply for new FDA Approval for the treatment of moderate Major Depressive Disorder. The FDA is expected to render decisions on these submissions by early 2023.

Simultaneously, the company is developing a Version 2 device under a new brand name that will feature industrial design from award-winning designer Eric Fields (Beats, Nest) and engineering from Alloy Product Development (Beats, Microsoft). A new app will offer symptom tracking and talk therapy to provide recurring revenue and clinical support.

**THE MARKET**

## The US spends over $225 billion a year on mental health treatment

*Source: NAMI*

Depression and anxiety affect one in three Americans (source and source), and at least 50 million Americans suffer from a sleep disorder (source).

THE PROBLEM

## Side effects, modest efficacy, and high cost make drug therapy and behavioral therapy insufficient solutions

SSRI medication causes side effects that include nausea, sexual problems and weight gain (source). The average cost of seeing a therapist is $100 - $200 per session (source) and as many as half of all patients fail to complete the "homework" associated with cognitive behavioral therapy that's needed to experience results (source).


Depression, anxiety and insomnia are common, yet drug therapy and behavioral therapy do not sufficiently or affordably treat them

THE SOLUTION

## Rapid treatment with minimal side effects

Patients use the technology for 20 minutes per treatment session, and the session can occur while patients are engaged in other activities, such as working from home or watching Netflix. In clinical trials and practice, the majority of patients experience durable symptom relief within the first two weeks. Minor side effects include temporary headache, dizziness or skin irritation at the electrode site, and such side effects are very rare. In a recent survey, 76.5% of Fisher Wallace customers stated that they intend to use the device for the rest of their life to maintain mental health and cognitive performance, and 26.9% stated that the device is more important than their cell phone.


Fisher Wallace has pioneered the prescription wearable industry for more than a decade

*These products are currently under development and not yet available on the market.*



OUR TRACTION

## Proven product-market fit and scalability

**80,000+ Medical Devices Sold**

**Medicaid Coverage**

**Used by the Seattle Police Department**

By leveraging a vertically integrated e-commerce model in which the prescription process is included in checkout, Fisher Wallace has succeeded in generating over $30 million in net revenue from the sale of over 80,000 Version 1 devices.

The Seattle Police Department launched a pilot study with the Fisher Wallace device in January 2022 and it is scheduled to be completed by Summer 2022. If successful, this study will inform a purchase decision for additional devices from the Seattle Police Department and will allow Fisher Wallace to market its solution to police departments and other first responder communities nationally.

Medicaid in Maine (MaineCare) became the first state Medicaid program to fully cover the purchase of the Fisher Wallace device. Broad insurance coverage is possible as the company continues generating new research and obtains additional FDA Clearances and Approvals.

The launch of Version 2 and its new app will be supported by the traction established with Version 1 and will position the company to continue to lead the category of prescription wearable technology for mental health.


Version 2.0
Superior design from award-winning industrial designer Eric Fields
Symptom tracking and talk therapy services
Potential new FDA Approval

*These products are currently under development and not yet available on the market.*

WHY INVEST

## Join us as we usher in a new era of mental health treatment



**These products are currently under development and not yet available on the market.*

With years of product development, clinical research, regulatory expertise and marketing experience, and over $30 million in lifetime revenue and $8 million in capital raised, our team is uniquely prepared to bring a refreshing vision of mental healthcare to life. We believe we possess the tech, team, and ingenuity to bring about a new wave of treatment for those suffering from depression, anxiety, and sleeping disorders. Become a shareholder in Fisher Wallace and help make mental health treatment better and more accessible for everyone. Invest $1500+ and receive the company's Version 1 or Version 2 device for free (free prescription included).

## In the Press

Forbes Entrepreneur ELLE THE WALL STREET JOURNAL

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# Meet Our Team



**Kelly Roman**

Co-Founder, CEO, and Director

*For more than a decade, Kelly Roman has helped pioneer the prescription wearable category and has expertise in product development, regulatory affairs, healthcare marketing and clinical trial strategy. Prior to co-founding Fisher Wallace, Kelly graduated from Harvard and served as an award-winning executive in the digital advertising and SaaS industries. He recently served on the boards of two charter high schools in New York City.*



**Charles "Chip" Fisher**

Co-Founder & Chairman & Director

*Charles "Chip" Fisher grew up in the electronics business - his father, Avery Fisher, founded Fisher Radio (later renamed Fisher Electronics). After graduating from Harvard and serving as a sales executive at IBM, Chip acquired the original intellectual property to the Fisher Wallace Stimulator and is the company's CFO and largest shareholder - and a recent TEDx contributor.*



**Jennifer "Fer" Wang**

Chief Marketing Officer

*Fer has nearly two decades of digital agency experience and is the complete social strategist, equally expert in paid social as in content development. As SVP Strategy at Likeable Media, Fer pushed her clients' social campaigns to ever higher levels of sophistication and measurable impact. At Fisher Wallace, Fer now has the opportunity to focus all of her energy and expertise on a single product and company that she truly believes in.*



**Simon Webster**

Board Member

*Simon is CEO of SHUFL Capital, the venture capital firm that recently invested in Fisher Wallace Laboratories. Simon's early career was spent in the UK financial services sector leading business change, delivering technology transformations and supporting M&A transactions. He led CPA Global on its 20 year journey from a £50m business to its recent public market entry at a value of £6.5bn. Simon has been investing in and working with founders of growth businesses in the SHUFL sectors since 2010.*



**Peter Rojas**

Advisor

*Peter is currently Head of Product, NPE, at Meta, where he incubates the company's new and experimental products. Previously, Peter was a Partner at Betaworks Ventures, which invested in Giphy (sold to Facebook) among other startups, and co-founded the popular tech blogs Engadget and Gizmodo.*

## Offering Summary

| | |
|---|---|
| **Company** | Fisher Wallace Laboratories Inc. |
| **Corporate Address** | 630 Flushing Avenue, Suite #104, Brooklyn, NY 11206 |
| **Offering Minimum** | $9,995.16 |
| **Offering Maximum** | $1,899,991.44 |
| **Minimum Investment Amount (per investor)** | $499.32 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Class B Non-Voting Common Stock |
| **Minimum Number of Shares Offered** | 1,141 |
| **Maximum Number of Shares Offered** | 216,894 |
| **Price per Share** | $8.76 |
| **Pre-Money Valuation** | $80,048,888.76 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Time-Based:**

**Super Early Bird Bonus**

Invest within the first 72 hours and receive 10% bonus shares.

**Early Bird Bonus**

Invest within the first week and receive 5% bonus shares.

**Amount-Based:**

**$1,500+ | Tier 1**

Invest $1,500 and receive 2% bonus shares + a free device.

**$5,000+ | Tier 2**

Invest $5,000 and receive 5% bonus shares + a free device.

**$10,000+ | Tier 3**

Invest $10,000 and receive 10% bonus shares + a free device.

**$25,000+ | Tier 4**

Invest $25,000 and receive 15% bonus shares + a free device + a 30-minute zoom with our CEO.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Fisher Wallace Laboratories Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.76 / share, you will receive 110 shares Class B Non-Voting Common Stock, meaning you'll own 110 shares for $876. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Fisher Wallace Laboratories to get notified of future updates!

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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

Logan Shield (00:00):

My entire life I was diagnosed with anxiety issues, depression. I tried committing suicide when I was 12 years old. I served in the United States Marine Corps for six years. I deployed a total of four times, two times to Iraq, and two times to Afghanistan. I had a final suicide attempt right before I got out. I remember feeling really depressed. I had taken my medication. I had just came from therapy, but I didn't feel congruent with the society I was reentering. And it was worse pain in the world. Honestly, all I ever wanted my entire life, not even the military was just to feel like a normal person. And that device reintroduced that feeling of normality.

Speaker 2 (00:45):

I never thought I would ever be like, okay, again.

Speaker 3 (00:49):

It's so easy to use.

Speaker 4 (00:50):

First two to three minutes, I was laying here about to fall asleep. I felt so calm.

Speaker 5 (00:53):

I feel more alive now, where I'm supposed to be.

Kelly Roman (00:57):

Fisher Wallace manufacturers and markets a prescription medical device that's been cleared by the FDA to treat depression, anxiety, and insomnia. Patients use the device daily for 20 minutes and it works by electrically stimulating the brain to produce serotonin, lower cortisol, and modulate the central nervous system. The majority of patients experience symptom reduction within two weeks and the device causes no serious side effects. Sales occur through our e-commerce site Fisherwallace.com with a free prescription process during checkout provided by our telehealth partner, which is licensed in all 50 states. We've now generated more than $30 million in lifetime revenue and have over 80,000 patients in the US.

Kelly Roman (01:38):

My name is Kelly Roman and I'm CEO of Fisher Wallace Laboratories. The mental health treatment market is larger than cancer, diabetes, or heart disease but drug therapy and behavioral therapy are not solving the problem. Medical device startups need significant time to conduct clinical trials, communicate back and forth with the FDA, and develop products. And Fisher Wallace has many years down this path already. We've invested millions of dollars in research and product development and have about 18 months to go of serious building. We funded our first clinical trial at Mount Sinai, Beth Israel Hospital, treating patients with bipolar

depression. In our study subjects who used an active device, experienced significant durable depression symptom reduction. The subjects who used a placebo device had a short placebo effect and then returned to baseline. Equally important, our device caused almost no side effects and did not trigger mania. All of this was a huge signal that we were onto something.

Kelly Roman (02:36):

We then raised money on StartEngine. And during the height of the pandemic in 2020, we launched an anxiety study and an insomnia study, which both delivered strong results. And we submitted them to the FDA to obtain new treatment indications. We expect to get a decision from the FDA on these two trials within a year. We also ran a depression study during the pandemic, but it experienced a high dropout rate due to all the stressors in the fall of 2020.

Kelly Roman (03:02):

The FDA requested we do another depression study in order to apply for FDA approval. And the agency extended our submission deadline to December 11th of this year. So we recently launched a new depression study and are conducting it in a much better research environment. Last but not least, the Seattle Police Department launched their own pilot study using our device to support police mental health. We should have the results of that study by the end of the summer. And if it's successful, it will allow us to scale our solution to police departments and first responder communities across the country. At the same time, we are in the midst of building our version two device that will be released under a new brand name next year. Version two has been designed by Eric Fields, the award-winning designer of Beats and Nest products and is being engineered by Alloy Product Development, which engineered the Microsoft HoloLens. Version two will deliver the same FDA regulated therapy.

Kelly Roman (03:57):

So we won't have to redo any research, but it will be Bluetoothed, rechargeable, and even have a human voice to let patients know if they haven't wet the electrodes thoroughly enough before use. We're also building a new app that will track symptoms, cognitive performance, and offer talk therapy to patients who need additional support. As co-founder and CEO, I now have more than a decade of experience in medical device product development, regulatory affairs, clinical trial strategy, operations, and marketing. My co-founder Chip Fisher is chairman and CFO, and put the first money into the business by acquiring the technology from the electrical engineers who invented it.

Kelly Roman (04:37):

Simon Webster recently joined our board of directors after he invested two and a half million through his venture capital firm, SHUFL Capital. Simon Webster was previously CEO of CPA Global, where he led the company's multi-billion dollar merger with Clarivate. Peter Rojas is a key advisor with stock options and is currently head of product for Meta's new product experimentation unit. Finally, Jennifer Wang became our first chief marketing officer on March 1st, after nearly two decades leading social media agencies. And she will be transforming the way Fisher Wallace leverages social media to educate and inspire our customers. Everyone either suffers from mental health challenges at some point, or knows someone who does. I hope

you'll join us on our mission to improve mental health care. And I'll leave you with one more message from a customer.

Speaker 2 (05:25):

I've never, ever, ever, ever had an outcome like this. And I'm so grateful and so happy. And I just want other people to know about it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 12/22/2021
FILED 01:17 PM 12/22/2021
SR 20214189820 - File Number 7574858

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FISHER WALLACE LABORATORIES INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Fisher Wallace Laboratories Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

**1.** That the name of this corporation is Fisher Wallace Laboratories Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 23, 2019 under the name Fisher Wallace Laboratories Inc.

**2.** That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**FIRST:** The name of this corporation is Fisher Wallace Laboratories Inc. (the "**Corporation**").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 206, Middletown, Delaware 19709, New Castle County. The name of its registered agent at such address is LegalInc Corporate Services Inc.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 9,150,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 913,809 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

6,920,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Voting Common Stock**" and 2,230,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class B Non-Voting Common Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article Fourth refer to sections and subsections of Part A of this Article Fourth.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Class A Voting Common Stock are entitled to one vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding and underlying any securities convertible into Common Stock) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

B. PREFERRED STOCK

913,809 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the

product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. The "**Series Seed Original Issue Price**" shall mean $2.7358 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the

consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90$^{th}$) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event (the "**Redemption Notice**"), the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150$^{th}$) day after such Deemed Liquidation Event (the "**Redemption Date**"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount (the "**Redemption Price**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Subsections 2.3.2(c), 2.3.2(d) and 2.3.2(e) shall apply to the redemption of the Series Seed Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c) Redemption Notice. Each Redemption Notice shall state:

(i) the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii) the Redemption Date and the Redemption Price;

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

(d) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

(e) Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of the applicable series of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the applicable Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Series Seed Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration

which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) directors of the Corporation (the "**Series Seed Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance (if any) of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. Notwithstanding the foregoing, the initial Series Seed

Director and the initial Common Directors may be appointed by the Board pursuant to the unanimous written consent authorizing the initial issuance of Series Seed Preferred Stock.

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least 25% of shares of Series Seed Preferred Stock issued on or before the Second Closing Date (as such term is defined in that certain Series Seed Preferred Stock Purchase Agreement dated as of the Original Issue Date, by and between the Corporation and the investors party thereto (the "**Purchase Agreement**") (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 effect an initial public offering of the Corporation's securities;

3.3.3 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

3.3.4 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock, Common Stock, or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.5 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) as approved by the Board of Directors, including the approval of the Series Seed Director;

3.3.7 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security, lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course or unless such debt security, lien, security interest or other indebtedness has received the prior approval of the Board of Directors, including the approval of the Series Seed Director;

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth; or

3.3.10 any time during the 24-month period following the Second Closing Date (as such term is defined in the Purchase Agreement, amend the Program Plan (as such term is defined in the Purchase Agreement) in any material way, including material expenditure amendments.

4. Optional Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time,

and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $2.7358. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and

deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4, except for any income taxes due from the holder of such shares of Series Seed Preferred Stock. The

Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director; or

(iv) shares of Common Stock, Options or Convertible Securities issued to banks,

equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director; or

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(vi) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such

issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**$CP_2$**" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "**$CP_1$**" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to

the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period); unless a holder of Series Seed Preferred Stock elects to convert or is subject to mandatory conversion prior to such final issuance, in which case, such adjustment shall be made immediately prior to such conversion.

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which

it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be

entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, at a pre-money valuation of the Company of at least $50,000,000, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20 million of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares

of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redemption. The Preferred Stock is not mandatorily redeemable except in accordance with the provisions of Subsection 2.3.2(b).

7. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a

director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the

Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

**3.** That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

**4.** That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on December 22, 2021.

By: ______________________

Kelly Roman, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:10 PM 03/21/2022
FILED 07:10 PM 03/21/2022
SR 20221094433 - File Number 7574858

# CERTIFICATE OF AMENDMENT
# TO
# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
# FOR
# FISHER WALLACE LABORATORIES INC.,
# a Delaware corporation

The undersigned, Kelly Roman, hereby certifies as follows:

1. He is the Chief Executive Officer of Fisher Wallace Laboratories Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 9,450,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 913,809 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

3. The first sentence of the first paragraph of Section A of Article Fourth, of the Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "7,100,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Voting Common Stock**" and 2,350,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class B Non-Voting Common Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

4. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

5. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

6. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

7. Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF**, Fisher Wallace Laboratories Inc., has caused this certificate to be signed by Kelly Roman, its Chief Executive Officer, this 20th day of March, 2022.

DocuSigned by:

By: Kelly Roman

Kelly Roman, Chief Executive Officer